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Exhibit 12

CASCADE NATURAL GAS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDEND REQUIREMENTS

	Twelve Months Ended
	30-Sep-02	30-Sep-01	30-Sep-00	30-Sep-99	30-Sep-98
	(Dollars in thousands)
Fixed charges, as defined:
Interest expense	$12,384	$10,509	$10,936	$10,486	10,132
Amortization of debt issuance expense	652	607	607	603	605

Total fixed charges	$13,036	$11,116	$11,543	$11,089	10,737

Earnings, as defined:
Net income	$10,762	$17,236	$15,374	$14,053	9,544
Add (deduct):
Income taxes	5,781	9,278	9,051	8,075	5,694
Fixed charges	13,036	11,116	11,543	11,089	10,737

Total earnings	$29,579	$37,630	$35,968	$33,217	25,975

Ratio of earnings to fixed charges	2.27	3.39	3.12	3.00	2.42

Fixed charges and preferred dividend requirements:
Fixed charges	$13,036	$11,116	$11,543	$11,089	10,737
Preferred dividend requirements	—	—	6	756	778

Total	$13,036	$11,116	$11,549	$11,845	11,515

Ratio of earnings to fixed charges and preferred dividend requirements	2.27	3.39	3.12	2.80	2.26

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  Exhibit 12
CASCADE NATURAL GAS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS